Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

Reynolds Blue Chip Fund

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in “blue chip” growth companies. In the long-term these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$29.0	Initial IRA:	$1000
(as of 03/31/07)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 04/30/07)
Return
Year to Date	+0.79%
1 Year	(7.05)%
3 Year	+2.73%
5 Year	+1.11%
10 Year	+1.52%
Life of Fund	+6.87%

Average Annual Total Return (as of 03/31/07)		Cumulative Total Return (as of 03/31/07)
	Return		Return
1 Year	(6.31)%	1 Year	(6.31)%
3 Year	(1.57)%	3 Year	(4.65)%
5 Year	(1.23)%	5 Year	(6.01)%
10 Year	+2.23%	10 Year	+24.64%
Life of Fund	+6.82%	Life of Fund	+242.12%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Total Return	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%	+50.9%	+54.1%	+31.4%
Capital Gains	0	0	0	0	0	0	0	0.0052	0.6495	0.3781
Dividends	0	0	0	0	0	0	0	0.0080	0	0.0080
Total Assets ($millions)	$34.4	$49.3	$90.1	$125.0	$88.7	$196.1	$397.7	$589.7	$171.6	$60.53
Value $10,000	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742	$81,754	$54,149	$35,134
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio1 (after reimbursement): 2.02%
Expense Ratio1 (before reimbursement): 2.30%
(as of 03/31/07)
	Asset Allocation
Date	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06
Equities	53.04%	70.28%	68.57%	71.03%	99.42%
Preferred Stock	0.00%	0.0%	0.0%	0.0%	0.0%
Cash	46.96%	29.72%	31.43%	28.97%	0.58%

Turnover Rate: 140.0%
(as of 03/31/07)

Top Ten Holdings		Top Ten Industry Weightings
(as of 03/31/07)		(as of 03/31/07)
Google Inc.	3.08%	Financial Services	7.06%
Apple Computer, Inc.	2.56%	Retail Stores	5.13%
Merrill, Lynch and Co.	2.11%	Retail-Specialty	4.70%
Nordstrom, Inc.	1.83%	Entertainment/Media	3.69%
Goldman Sachs Grp., Inc.	1.78%	Internet Info Providers	3.13%
J.C. Penny Co., Inc.	1.70%	Energy-Services	2.51%
IBM Corp.	1.30%	Wireless Communication	2.48%
Research In Motion Ltd.	1.22%	Recreation	2.42%
The Walt Disney Co.	1.13%	Services	2.11%
FedEx Corp.	1.11%	Aerospace	1.94%

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

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